------------------------------------
                                                     OMB APPROVAL
                                            ------------------------------------
                                            OMB Number:                3235-0237
                                            Expires:              April 30, 2006
                                            Estimated average burden
                                            Hours per response  .............0.3




                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            -------------------------

                                   FORM N-54A

                            -------------------------


              NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTION 55
             THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED
                      PURSUANT TO SECTION 54(a) OF THE ACT


The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940 (the "Act"), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

Name:                                                GREENWORKS Corporation

Address of Principal Business Office
(No. & Street, City, State, Zip Code):               111 Howard St., Suite 108,
                                                     Mount Arlington, NJ 07856

Telephone Number (including area code):              973-398-8183

Name and address of agent for service of process:    Kevin Kreisler, Chairman
                                                     and Chief Executive Officer
                                                     111 Howard St., Suite 108,
                                                     Mount Arlington, NJ 07856

Check one of the following:

[X] The Company has filed a registration statement for a class of equity securities pursuant to section 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement or, if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed: January 13, 2000.

[_] The Company is relying on rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of the company: _______________________.

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of any subsidiary of the company: ________________.

The undersigned company certifies that it is a closed-end company organized under the laws of Delaware and with its principal place of business in New Jersey; that will be operated for the purpose of making investments in securities described in section 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the city of Mount Arlington and state of New Jersey on the 11th day of April 2005.



[SEAL]



Signature:   /S/ KEVIN KREISLER
             ------------------------------------
             GREENWORKS CORPORATION
BY:          KEVIN KREISLER
TITLE:       CHAIRMAN AND CHIEF EXECUTIVE OFFICER



ATTEST:      /S/ JAMES GRAINER
             ---------------------------------
             GREENWORKS CORPORATION
BY:          JAMES GRAINER
TITLE:       PRESIDENT AND CHIEF FINANCIAL OFFICER




25093.0001 #562187